Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	16:02 20-Apr-05
Number	3145L

RNS Number:3145L
Wolseley PLC
20 April 2005

NOTIFICATION UNDER THE LISTING RULES – DIRECTORS 16.3(c)

The following options over ordinary shares of 25 pence each in the capital of the company have, today, been granted to executive directors under the following Schemes:

(a) Wolseley Employees Savings Related Share Option Scheme 1981:

Director's name	No. of options	Option price	Date of grant
	granted	in pence

C A Banks	1,075	881.00	20 April 2005

These options will not become exercisable until 1 June 2008.

(b) Wolseley Employee Share Purchase Plan 2001:

Director's name	No. of options	Option price	Date of grant
	granted	in pence

C A Banks	272	935.85	20 April 2005
F N Hord	272	935.85	20 April 2005
C A Hornsby	272	935.85	20 April 2005
R H Marchbank	272	935.85	20 April 2005

These options will not become exercisable until May 2006.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White – Group Company Secretary & Counsel
Guy Stainer – Head of Investor Relations

ends

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